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                             November 3, 2023

       Karsten Munk Knudsen
       Executive Vice President and Chief Financial Officer
       NOVO NORDISK A/S
       Novo Alle 1
       DK-2880 Bagsv  rd
       Denmark

                                                        Re: NOVO NORDISK A/S
                                                            Form 20-F for the
fiscal year ended December 31, 2022
                                                            Response dated
October 20, 2023
                                                            File No. 333-82318

       Dear Karsten Munk Knudsen:

              We have reviewed your October 20, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2023 letter.

       Response dated October 20, 2023

       General

   1. We note your response to prior comment 1 states that based on your enterprise risk management process, you
have concluded that none of the identified reputational risks related to your
operations or products that results in greenhouse gas emissions are material. Please expand
to discuss the specific reputational risks you identified and how you determined that
they are not material.
              Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
       Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.
 Karsten Munk Knudsen
NOVO NORDISK A/S
November 3, 2023
Page 2

FirstName LastNameKarsten Munk Knudsen   Sincerely,
Comapany NameNOVO NORDISK A/S
                                         Division of Corporation Finance
November 3, 2023 Page 2                  Office of Life Sciences
FirstName LastName